May 9, 2022

Lisa N. Larkin, Esq.	via electronic filing
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Vanguard Valley Forge Funds (The “Trust”)
File No. 333-264133

Dear Ms. Larkin,

This letter responds to your comments provided on May 3, to the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) that was filed with the Commission on April 5, 2022.  In this letter, Vanguard Baillie Gifford Global Positive Impact Stock Fund, a series of the Trust, is referred to as the “Fund”.

Comment 1:	General
Comment:
Please supplementally confirm that all changes made to the Trust’s post-effective amendment No. 78 in response to your comments provided on March 4, 2022 and April 5, 2022 are incorporated in this Registration Statement.

Response:	The Fund supplementally confirms that all such changes have been incorporated into the Registration Statement.
Comment 2:	Shareholder Letter
Comment:	In the fourth paragraph, the second and third sentences contain repetitive information. Please delete the repetition.
Response:	The disclosure has been updated accordingly.
Comment 3:	Shareholder Letter
Comment:	In the third bullet point, clarify that the investment objectives are identical.

Response:	The disclosure has been updated accordingly.

Comment 4:	Proxy Statement/Prospectus – Introduction – Additional Information is Available
Comment:	Please revise the disclosure to add the date of the Fund’s prospectus and SAI.

Response:	The disclosure has been updated accordingly.

Comment 5:	Proxy Statement/Prospectus – Key Points About the Reorganization – Questions and Answers
Comment:
Under “What will happen if the Reorganization is Approved?”, the disclosure states that “Beginning shortly after shareholders have approved the Reorganization, the Baillie Gifford Fund’s distributor expects to stop accepting purchase requests from new and existing shareholders.”  Please supplementally confirm that the Baillie Gifford Fund intends to sticker its registration statement to alert shareholders of this purchase restriction.

Response:	Baillie Gifford stickered the Baillie Gifford Fund’s registration statement providing shareholders with this information on March 30, 2022.
Comment 6:	Proxy Statement/Prospectus – Key Points About the Reorganization – Questions and Answers
Comment:
Under “Do the fundamental investment policies materially differ between the Baillie Gifford Fund and the Vanguard Fund?”, please revise the disclosure to note that fundamental investment policies may not be changed without a shareholder vote.

Response:	The disclosure has been updated accordingly.

Comment 7:	Proxy Statement/Prospectus – Key Points About the Reorganization – Questions and Answers
Comment:
Under “Will the Baillie Gifford Fund or Vanguard Fund pay the costs of this proxy solicitation or any costs in connection with the proposed Reorganization?”, please revise the disclosure to clarify what is meant by stating that the funds will not bear any quantifiable transaction costs associated with the Reorganization.

Response:	The disclosure has been updated accordingly.

Comment 8:	Proxy Statement/Prospectus – Key Points About the Reorganization – Questions and Answers
Comment:
Under “Will the Baillie Gifford Fund or Vanguard Fund pay the costs of this proxy solicitation or any costs in connection with the proposed Reorganization?”, if known, please quantify the capital gains distributions that may be triggered by the sale of certain securities in non-U.S. markets.

Response:	The Fund is unable to quantify the potential capital gains distributions that may be triggered by the sale of certain securities in non-U.S. markets.

Comment 9:	Proxy Statement/Prospectus – Key Points About the Reorganization – Questions and Answers
Comment:
Under “Will the Baillie Gifford Fund or Vanguard Fund pay the costs of this proxy solicitation or any costs in connection with the proposed Reorganization?”, please consider bolding the sentence that reads “If the non-quantifiable costs described in this paragraph were to arise, they would be borne by the Funds.”

Response:	The disclosure has been updated accordingly.

Comment 10:	Proxy Statement/Prospectus – Reasons for the Reorganization – Costs of the Reorganization
Comment:
Earlier you state that the funds will not bear the transaction costs associated with the Reorganization.  Here it says the shareholders will not bear these costs.  Please clarify which statement is correct.

Response:	The disclosure has been revised accordingly.

Comment 11:	Comparing the Baillie Gifford Fund and the Vanguard Fund – Example
Comment:	The staff calculated lower costs for the Vanguard Fund Investor Shares expense example. Please confirm whether the figures included in the Registration Statement are accurate.

Response:	The Fund has updated the expense example figures and has provided them to the Staff.

Comment 12:	Comparing the Baillie Gifford Fund and the Vanguard Fund – Capitalization Table
Comment:
The Staff notes that the capitalization table is incomplete.  The information in this table will be dated as of April 20.  Please provide the staff with a completed capitalization table prior to effectiveness of the registration statement.

Response:	The Fund has provided the Staff with a completed capitalization table.

Comment 13:	Comparing the Baillie Gifford Fund and the Vanguard Fund – Organization

Comment:
Within the chart, please clarify that the derivative actions provisions do not apply to claims arising under the federal securities laws to the extent that any such federal securities laws, rules, or regulations do not permit such application.

Response:	The disclosure has been revised accordingly.

Comment 14:	Comparing the Baillie Gifford Fund and the Vanguard Fund – Additional Information

Comment:	The Fund’s Bylaws include an exclusive federal forum provision. Please disclose this provision in an appropriate place and the corresponding shareholder risk of this provision.

Response:	The disclosure has been revised accordingly under “Additional Information”.

Comment 15:	Comparing the Baillie Gifford Fund and the Vanguard Fund – Comparing Dividend and Distribution Policies and Fiscal Years

Comment:	Please add a plain English explanation of return of capital.

Response:	The disclosure has been revised accordingly.

Comment 16:	Proxy Statement/Prospectus – The Board of Trustees of the Baillie Gifford Trust Recommends That Shareholders Approve the Reorganization – Tabulation of Votes.

Comment:	Please update the disclosure to clearly reflect that broker non-votes will not count as shares present for purposes of establishing a quorum.

Response:	The disclosure has been revised accordingly.

Please contact me at laura_bautista@vanguard.com with any questions or comments regarding the above responses.

Sincerely,

/s/ Laura A. Bautista

Assistant General Counsel
Laura A. Bautista
The Vanguard Group, Inc.